UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated December 4, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: December 4, 2017	By:	/s/ David Schilansky
Name: David Schilansky Title: Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, December 4, 2017

DBV Technologies CEO, Chairman, and Co-Founder, Dr. Pierre-Henri Benhamou Recognized for His Lasting Impact on the Food Allergy Community and Research Advancement by FARE (Food Allergy Research & Education)

DBV Technologies (Euronext: DBV—ISIN: FR0010417345—Nasdaq Stock Market: DBVT) – Chief Executive Officer, Chairman, and Co-Founder of DBV Technologies, Dr. Pierre-Henri Benhamou, will be honored at the 20th Anniversary Food Allergy Ball Benefiting Food Allergy Research & Education (FARE) as one of the “20 for 20” 2017 recipients. This prestigious recognition pays tribute to 20 leaders who have made a lasting impact on the food allergy community over the past two decades.

A former pediatrician with a lifelong passion for science and entrepreneurship, Dr. Benhamou co-founded DBV Technologies in 2002 after understanding first-hand the critical need for safe and effective medicines to treat the increasing number of patients suffering from food allergies. In collaboration with a team of top scientists and clinicians, Dr. Benhamou has led the development and patenting of EPIT®, or epicutaneous immunotherapy, DBV’s proprietary and novel method of allergen immunotherapy. EPIT aims to deliver biologically active compounds to the immune system through intact skin using the Viaskin platform.

Over the last 15 years, DBV Technologies has been at the forefront of research and development efforts advancing food allergy treatments, including developing Viaskin Peanut, the first investigational treatment for peanut-allergic children to receive Fast Track and Breakthrough Therapy designations from the U.S. Food and Drug Administration (FDA). DBV plans to present full study results from its Phase III trials of Viaskin Peanut in children four to 11 years of age at major medical meetings in 2018, as well as continue regulatory discussions in the United States, Europe and other countries for the potential use of Viaskin Peanut in this patient population. In addition to advancing Viaskin Peanut, DBV is also conducting an ongoing Phase IIb trial of Viaskin Milk, the most advanced product candidate in development for the treatment of cow’s milk protein allergy (CMPA), in patients two to 17 years of age.

“FARE has been a positive catalyst for progress and innovation in the field of food allergies, and a vital partner in the advancement of clinical research. I am deeply honored to be among the leaders who are receiving this special recognition from FARE. Whether we are in pharmaceuticals, academia, or the non-profit arena, we share a common mission: to address the unmet needs for food-allergic patients,” said Dr. Benhamou. “We are proud of our clinical trials exploring a new class immunotherapy to potentially treat patients with food allergies, and remain hopeful that our efforts will lead to transforming the lives of these patients and their caretakers.”

FARE will hold the 20th Anniversary of the Food Allergy Ball on Monday, December 4, 2017 at The Pierre in New York City. The 2017 “20 for 20” commemorates the 20th anniversary of this event. All proceeds will benefit FARE, a national nonprofit organization with the mission of improving the quality of life and the health of individuals with food allergies, and providing them hope through the promise of new treatments.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

About FARE

Food Allergy Research & Education (FARE) works on behalf of the 15 million Americans with food allergies, including all those at risk for life-threatening anaphylaxis. This potentially deadly disease affects 1 in every 13 children in the U.S. – or roughly two in every classroom. FARE’s mission is to improve the quality of life and the health of individuals with food allergies, and to provide them hope through the promise of new treatments. Our work is organized around three core tenets: LIFE – support the ability of individuals with food allergies to live safe, productive lives with the respect of others through our education and advocacy initiatives; HEALTH – enhance the healthcare access of individuals with food allergies to state-of-the-art diagnosis and treatment; and HOPE – encourage and fund research in both industry and academia that promises new therapies to improve the allergic condition.

For more information, please visit www.foodallergy.org.

DBV Investor Relations Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Roberta Di Giorgio

Head, Corporate Communications

+1 917-612-2861

roberta.digiorgio@dbv-technologies.com